Via Facsimile and U.S. Mail

November 8, 2006

Mr. Alan I. Kirshner
Chairman and Chief Executive Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060-6148

> **Re:** **Markel Corporation**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 001-15811**

Dear Mr. Kirshner:

We have reviewed your September 29, 2006 response to our August 31, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Managements' Discussion and Analysis

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, page 79

1. Please refer to prior comments 1c and 3a. You state that management's best estimate of net reserves for unpaid losses and loss adjustment expenses exceeded the actuarially calculated best estimate by approximately 4.5% and 3.0% at December 31. 2005 and 2004, respectively. However, you propose eliminating quantification of this difference. We believe that investors would benefit from a more detailed understanding of the subjective factors that you considered in

finalizing your reserve estimates. Please provide in disclosure-type format the percentage difference between the best estimates by management and actuaries at December 31, 2005 and 2004, explain the specific "subjective factors" at each balance sheet date that you considered in establishing a recorded reserve that varied from the actuarial best estimate and the factors that supported an increase in this additional reserve provision from 3.0% to 4.5%. Expand your discussion of underwriting results in MD&A to include a quantification of the impact of these changes in your evaluation of such "subjective factors" for each period presented.

2. Please refer to prior comment 4 (items a-c only). Your proposed new disclosure continues to be inadequate. In particular, you do not adequately describe and quantify key reserve assumptions used in your most recent loss reserve estimate, such as claim frequency and severity, or adequately explain and quantify the specific factors that caused you to revise prior year reserve estimates. Accordingly, we reissue our prior comment.

3. Please refer to prior comment 5. You state that changes in frequency and severity within a range of + or – 0% to 5% are "reasonably likely based on historical variability in loss reserves." This range from an aggregate redundancy of $370.9 million to an aggregate deficiency of $389.9 million appears to be inconsistent with your historical results (i.e. a deficiency of $128.6 million in 2003, a deficiency of $33.9 million in 2004 and a redundancy of $50.6 million in 2005). Please provide a revised presentation in disclosure-type format that justifies your conclusion that the variations in claim frequency and severity as reflected in the proposed table are "reasonably likely based on historical variability in loss reserves."

Underwriting Results, pages 84-90

4. Please refer to prior comment 8. Your proposed new disclosure continues to be inadequate. In particular, you do not justify the timing of changes in estimate and why reserve strengthening or reserve releases were not required in earlier periods. Accordingly, we reissue our prior comment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant